Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Openwave Systems (Brasil) LTDA.	Brazil
Openwave Systems (Deutschland) GmbH	Germany
Openwave Systems Service India Private LTD.	India
Unwired Planet International LTD	Republic of Ireland
Openwave Systems (South Africa) Pty LTD	South Africa
Openwave Systems Co. (South Korea) LTD.	South Korea
Unwired Planet LLC	United States
Openwave Systems International, Inc.	United States
Openwave Systems International Holdings, Inc. Openwave Technologies Inc.	United States United States
Signalsoft Corporation	United States
Solomio Corporation	United States